UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

China Index Holdings Limited

(Name of Issuer)

Class A ordinary shares, par value US$0.001 per share

Class B ordinary shares, par value US$0.001 per share

(Title of Class of Securities)

16954W101**

(CUSIP Number)

Fang Holdings Limited

c/o Tower A, No. 20 Guogongzhuang Middle Street

Fengtai District, Beijing 100070

The People’s Republic of China

+86-10-5631 8010

Tianquan Mo

c/o Tower A, No. 20 Guogongzhuang Middle Street

Fengtai District, Beijing 100070

The People’s Republic of China

+86-10-5631 8661

Jiangong Dai

c/o Tower A, No. 20 Guogongzhuang Middle Street

Fengtai District, Beijing 100070

The People’s Republic of China

+86-10-5631 8268

Shan Li

Digital Link Investments Limited

Unit 219, 2/F Building 16W, Phase Three

Hong Kong Science Park, Pak Shek Kok

New Territories, Hong Kong SAR

+1 284 852 3810

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 25, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**	This CUSIP applies to the American Depositary Shares of the issuer, evidenced by American Depositary Receipts, each representing one Class A ordinary share. No CUSIP has been assigned to the Class A ordinary shares or Class B ordinary shares of the issuer.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP 16954W101	Schedule 13D/A	Page 1 of 11 Pages

1.	Names of Reporting Persons. Fang Holdings Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO, WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 6,964,415 Class A Ordinary Shares 11,119,686 Class B Ordinary Shares(1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 6,964,415 Class A Ordinary Shares 11,119,686 Class B Ordinary Shares(1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,964,415 Class A Ordinary Shares 11,119,686 Class B Ordinary Shares(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.4% of the Class A Ordinary Shares 47.0% of the Class B Ordinary Shares (2)
14.	Type of Reporting Person (See Instructions) CO

(1)	Represents 6,964,415 Class A Ordinary Shares (including 4,534,852 Class A Ordinary Shares represented by ADSs) and 11,119,686 Class B Ordinary Shares held of record by Fang Holdings Limited.

(2)	The percentage of the class of securities beneficially owned by each reporting person is calculated based on 66,788,662 Class A Ordinary Shares and 23,636,706 Class B Ordinary Shares of the Issuer outstanding as of September 30, 2022, as reported in the Issuer’s Form 6-K filed with the Securities and Exchange Commission (“SEC”) on November 16, 2022.

CUSIP 16954W101	Schedule 13D/A	Page 2 of 11 Pages

1.	Names of Reporting Persons. Tianquan Mo
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO, WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 14,804,274 Class A Ordinary Shares 14,271,520 Class B Ordinary Shares (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 14,804,274 Class A Ordinary Shares 14,271,520 Class B Ordinary Shares (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,804,274 Class A Ordinary Shares 14,271,520 Class B Ordinary Shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 21.2% of the Class A Ordinary Shares 56.2% of the Class B Ordinary Shares (2)
14.	Type of Reporting Person (See Instructions) IN

(1)	Represents (i) 11,669,921 Class A Ordinary Shares (including 9,962,597 Class A Ordinary Shares represented by ADSs) held of record by ACE Smart Investments Limited; (ii) 926,461 Class B Ordinary Shares held of record by Karistone Limited and 360,421 Class A Ordinary Shares that Karistone Limited has the right to obtain within 60 days following November 25, 2022 by exercise of certain employee stock options; (iii) 25,000 Class A Ordinary Shares represented by ADSs held of record by Open Land Holdings Limited; (iv) 5,795,802 Class B Ordinary Shares held of record by Media Partner Technology Limited and 1,367,378 Class A Ordinary Shares that Media Partner Technology Limited has the right to obtain within 60 days following November 25, 2022 by exercise of certain employee stock option and vesting of certain restricted shares; (v) 14,177 Class A Ordinary Shares represented by ADSs and 5,794,757 Class B Ordinary Shares held of record by Next Decade Investments Limited, and 1,367,377 Class A Ordinary Shares and 1,754,500 Class B Ordinary Shares that Next Decade Investments Limited has the right to obtain within 60 days following November 25, 2022 by exercise of certain employee stock option and vesting of certain restricted shares. Each of ACE Smart Investments Limited, Karistone Limited and Open Land Holdings Limited is wholly owned by Mr. Tianquan Mo. Media Partner Technology Limited is wholly owned by The MC Trust, for which Butterfield Fiduciary Services (Cayman) Limited serves as trustee. Mr. Tianquan Mo’s wife is the sole director of Media Partner Technology Limited. Next Decade Investments Limited is wholly owned by KM & KM Trust, for which Credit Suisse Trust Limited serves as trustee. Mr. Tianquan Mo’s wife is the sole director of Next Decade Investments Limited. Mr. Tianquan Mo may be deemed to be the beneficial owner of the shares of the Issuer held by these companies.

(2)	The percentage of the class of securities beneficially owned by each reporting person is calculated based on 66,788,662 Class A Ordinary Shares and 23,636,706 Class B Ordinary Shares of the Issuer outstanding as of September 30, 2022, as reported in the Issuer’s Form 6-K filed with the SEC on November 16, 2022, together with (i) 360,421 Class A Ordinary Shares that Karistone Limited has the right to obtain within 60 days following November 25, 2022 by exercise of certain employee stock options; (ii) 1,367,378 Class A Ordinary Shares that Media Partner Technology Limited has the right to obtain within 60 days following November 25, 2022 by exercise of certain employee stock option and vesting of certain restricted shares; and (iii) 1,367,377 Class A Ordinary Shares and 1,754,500 Class B Ordinary Shares that Next Decade Investments Limited has the right to obtain within 60 days following November 25, 2022 by exercise of certain employee stock option and vesting of certain restricted shares.

CUSIP 16954W101	Schedule 13D/A	Page 3 of 11 Pages

1.	Names of Reporting Persons. ACE Smart Investments Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Hong Kong SAR
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 11,669,921 Class A Ordinary Shares (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 11,669,921 Class A Ordinary Shares (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,669,921 Class A Ordinary Shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 17.5% of the Class A Ordinary Shares (2)
14.	Type of Reporting Person (See Instructions) CO

(1)	Represents 11,669,921 Class A Ordinary Shares (including 9,962,597 Class A Ordinary Shares represented by ADSs) held of record by ACE Smart Investments Limited.

(2)	The percentage of the class of securities beneficially owned by each reporting person is calculated based on 66,788,662 Class A Ordinary Shares of the Issuer outstanding as of September 30, 2022, as reported in the Issuer’s Form 6-K filed with the SEC on November 16, 2022.

CUSIP 16954W101	Schedule 13D/A	Page 4 of 11 Pages

1.	Names of Reporting Persons. Karistone Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 360,421 Class A Ordinary Shares 926,461 Class B Ordinary Shares (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 360,421 Class A Ordinary Shares 926,461 Class B Ordinary Shares (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 360,421 Class A Ordinary Shares 926,461 Class B Ordinary Shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.5% of the Class A Ordinary Shares 3.9% of the Class B Ordinary Shares (2)
14.	Type of Reporting Person (See Instructions) CO

(1)	Represents 926,461 Class B Ordinary Shares held of record by Karistone Limited and 360,421 Class A Ordinary Shares that Karistone Limited has the right to obtain within 60 days following November 25, 2022 by exercise of certain employee stock options.

(2)	The percentage of the class of securities beneficially owned by each reporting person is calculated based on 66,788,662 Class A Ordinary Shares and 23,636,706 Class B Ordinary Shares of the Issuer outstanding as of September 30, 2022, as reported in the Issuer’s Form 6-K filed with the SEC on November 16, 2022, together with 360,421 Class A Ordinary Shares that Karistone Limited has the right to obtain within 60 days following November 25, 2022 by exercise of certain employee stock options.

CUSIP 16954W101	Schedule 13D/A	Page 5 of 11 Pages

1.	Names of Reporting Persons. Open Land Holdings Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Hong Kong SAR
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 25,000 Class A Ordinary Shares(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 25,000 Class A Ordinary Shares(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 25,000 Class A Ordinary Shares(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.04% of the Class A Ordinary Shares(2)
14.	Type of Reporting Person (See Instructions) CO

(1)	Represents 25,000 Class A Ordinary Shares represented by ADSs held of record by Open Land Holdings Limited.

(2)	The percentage of the class of securities beneficially owned by each reporting person is calculated based on 66,788,662 Class A Ordinary Shares of the Issuer outstanding as of September 30, 2022, as reported in the Issuer’s Form 6-K filed with the SEC on November 16, 2022.

CUSIP 16954W101	Schedule 13D/A	Page 6 of 11 Pages

1.	Names of Reporting Persons. Media Partner Technology Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,367,378 Class A Ordinary Shares 5,795,802 Class B Ordinary Shares (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,367,378 Class A Ordinary Shares 5,795,802 Class B Ordinary Shares (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,367,378 Class A Ordinary Shares 5,795,802 Class B Ordinary Shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.0% of the Class A Ordinary Shares 24.5% of the Class B Ordinary Shares (2)
14.	Type of Reporting Person (See Instructions) CO

(1)	Represents 5,795,802 Class B Ordinary Shares held of record by Media Partner Technology Limited and 1,367,378 Class A Ordinary Shares that Media Partner Technology Limited has the right to obtain within 60 days following November 25, 2022 by exercise of certain employee stock option and vesting of certain restricted shares.

(2)	The percentage of the class of securities beneficially owned by each reporting person is calculated based on 66,788,662 Class A Ordinary Shares and 23,636,706 Class B Ordinary Shares of the Issuer outstanding as of September 30, 2022, as reported in the Issuer’s Form 6-K filed with the SEC on November 16, 2022, together with 1,367,378 Class A Ordinary Shares that Media Partner Technology Limited has the right to obtain within 60 days following November 25, 2022 by exercise of certain employee stock option and vesting of certain restricted shares.

CUSIP 16954W101	Schedule 13D/A	Page 7 of 11 Pages

1.	Names of Reporting Persons. Next Decade Investments Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,381,554 Class A Ordinary Shares 7,549,257 Class B Ordinary Shares (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,381,554 Class A Ordinary Shares 7,549,257 Class B Ordinary Shares (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,381,554 Class A Ordinary Shares 7,549,257 Class B Ordinary Shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.0% of the Class A Ordinary Shares 29.7% of the Class B Ordinary Shares (2)
14.	Type of Reporting Person (See Instructions) CO

(1)	Represents 14,177 Class A Ordinary Shares represented by ADSs and 5,794,757 Class B Ordinary Shares held of record by Next Decade Investments Limited, and 1,367,377 Class A Ordinary Shares and 1,754,500 Class B Ordinary Shares that Next Decade Investments Limited has the right to obtain within 60 days following November 25, 2022 by exercise of certain employee stock option and vesting of certain restricted shares.

(2)	The percentage of the class of securities beneficially owned by each reporting person is calculated based on 66,788,662 Class A Ordinary Shares and 23,636,706 Class B Ordinary Shares of the Issuer outstanding as of September 30, 2022, as reported in the Issuer’s Form 6-K filed with the SEC on November 16, 2022, together with 1,367,377 Class A Ordinary Shares and 1,754,500 Class B Ordinary Shares that Next Decade Investments Limited has the right to obtain within 60 days following November 25, 2022 by exercise of certain employee stock option and vesting of certain restricted shares.

CUSIP 16954W101	Schedule 13D/A	Page 8 of 11 Pages

1.	Names of Reporting Persons. Jiangong Dai
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 246,667 Class A Ordinary Shares
	8.	Shared Voting Power 8,801,142 Class A Ordinary Shares
	9.	Sole Dispositive Power 246,667 Class A Ordinary Shares
	10.	Shared Dispositive Power 8,801,142 Class A Ordinary Shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,047,809 Class A Ordinary Shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 13.5% of the Class A Ordinary Shares (2)
14.	Type of Reporting Person (See Instructions) IN

(1)	Represents 246,667 Class A Ordinary Shares represented by ADSs held of record by Mr. Jiangong Dai and 8,801,142 held of record by True Knight Limited, which is wholly-owned by Mr. Jiangong Dai. Mr. Jiangong Dai may be deemed to be the beneficial owner of the shares of the Issuer held by True Knight Limited.

(2)	The percentage of the class of securities beneficially owned by each reporting person is calculated based on 66,788,662 Class A Ordinary Shares of the Issuer outstanding as of September 30, 2022, as reported in the Issuer’s Form 6-K filed with the SEC on November 16, 2022.

CUSIP 16954W101	Schedule 13D/A	Page 9 of 11 Pages

1.	Names of Reporting Persons. True Knight Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 8,801,142 Class A Ordinary Shares
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 8,801,142 Class A Ordinary Shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,801,142 Class A Ordinary Shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 13.2% of the Class A Ordinary Shares(1)
14.	Type of Reporting Person (See Instructions) CO

(1)	The percentage of the class of securities beneficially owned by each reporting person is calculated based on 66,788,662 Class A Ordinary Shares of the Issuer outstanding as of September 30, 2022, as reported in the Issuer’s Form 6-K filed with the SEC on November 16, 2022.

CUSIP 16954W101	Schedule 13D/A	Page 10 of 11 Pages

1.	Names of Reporting Persons. Shan Li
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization People’s Public of China
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,137,921 Class A Ordinary Shares (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,137,921 Class A Ordinary Shares (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,137,921 Class A Ordinary Shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.7% of the Class A Ordinary Shares (2)
14.	Type of Reporting Person (See Instructions) IN

(1)	Represents 3,137,921 Class A Ordinary Shares held of record by Digital Link Investments Limited which is wholly-owned by Mr. Shan Li. Mr. Shan Li may be deemed to be the beneficial owner of the shares of the Issuer held by Digital Link Investments Limited.

(2)	The percentage of the class of securities beneficially owned by each reporting person is calculated based on 66,788,662 Class A Ordinary Shares of the Issuer outstanding as of September 30, 2022, as reported in the Issuer’s Form 6-K filed with the SEC on November 16, 2022.

CUSIP 16954W101	Schedule 13D/A	Page 11 of 11 Pages

1.	Names of Reporting Persons. Digital Link Investments Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,137,921 Class A Ordinary Shares
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,137,921 Class A Ordinary Shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,137,921 Class A Ordinary Shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.7% of the Class A Ordinary Shares(1)
14.	Type of Reporting Person (See Instructions) CO

(1)	The percentage of the class of securities beneficially owned by each reporting person is calculated based on 66,788,662 Class A Ordinary Shares of the Issuer outstanding as of September 30, 2022, as reported in the Issuer’s Form 6-K filed with the SEC on November 16, 2022.

Introductory Note

This Amendment No. 7 to Schedule 13D (as so amended, this “Schedule 13D”) is being filed to amend the Schedule 13D as originally filed with the Securities and Exchange Commission (the “SEC”) on June 21, 2019, as amended by Amendment No. 1 on January 7, 2020, Amendment No. 2 on June 25, 2020, Amendment No. 3 on July 20, 2021, Amendment No. 4 on June 1, 2022, Amendment No. 5 on August 24, 2022, and Amendment No. 6 on October 13, 2022 (the “Original Schedule 13D”), and relates to Class A ordinary shares, par value $0.001 per share (the “Class A Ordinary Shares”) and Class B ordinary shares, par value $0.001 per share (the “Class B Ordinary Shares”, together with the Class A Ordinary Shares, the “Shares”) of China Index Holdings Limited, an exempted company with limited liability registered under the laws of the Cayman Islands (the “Issuer”).

Except as amended and supplemented herein, the information set forth in the Original Schedule 13D remains unchanged. Capitalized terms used but not defined in this Schedule 13D have the respective meanings set forth in the Original Schedule 13D. The address of the principal executive offices of the Issuer is Tower A, No. 20 Guogongzhuang Middle Street, Fengtai District, Beijing 100070, the People’s Republic of China. The Issuer’s American depositary shares (the “ADSs”), evidenced by American Depositary Receipts, each representing one Class A Ordinary Share, are listed on the NASDAQ Global Select Market under the symbol “CIH.”

This Amendment No. 7 amends and supplements the Original Schedule 13D to disclose that each of Evenstar Master Fund SPC for and on behalf of Evenstar Master Sub-Fund I Segregated Portfolio and Evenstar Special Situations Limited entered into a deed of adherence to the Consortium Agreement to join the Consortium (as defined in Item 4 below) as an additional rollover shareholder and intends to finance the Proposed Transaction (as defined in Item 4 below) with additional equity capital in the form of rollover equity in the Issuer. This Schedule 13D is not being made as a result of any particular acquisitions or dispositions of the Shares or ADSs by the Reporting Persons.

Certain information contained in this Schedule 13D relates to share ownership of persons other than the Reporting Persons. The Reporting Persons expressly disclaims any liability for any such information and for any other information provided in this Schedule 13D that does not expressly pertain to a Reporting Person.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and supplemented by adding the following at the end thereof:

On November 25, 2022, each of Evenstar Master Fund SPC for and on behalf of Evenstar Master Sub-Fund I Segregated Portfolio and Evenstar Special Situations Limited entered into a deed of adherence to the Consortium Agreement to join the Consortium as an additional rollover shareholder and intends to finance the Proposed Transaction with additional equity capital in the form of rollover equity in the Issuer.

After the entry into the deeds of adherence by Evenstar Master Fund SPC for and on behalf of Evenstar Master Sub-Fund I Segregated Portfolio and Evenstar Special Situations Limited, the “Consortium” in this Schedule 13D consists of (i) Fang Holdings Limited, (ii) Tianquan Mo, (iv) ACE Smart Investments Limited, (v) Media Partner Technology Limited, (vi) Next Decade Investments Limited, (vii) Karistone Limited, (viii) Open Land Holdings Limited, (ix) General Atlantic Singapore Fund Pte. Ltd., (x) Digital Link Investments Limited, (xi) True Knight Limited, (xii) Evenstar Master Fund SPC for and on behalf of Evenstar Master Sub-Fund I Segregated Portfolio, and (xiii) Evenstar Special Situations Limited.

References to the foregoing deeds of adherence are qualified in their entirety by reference to the deeds of reference, which are attached hereto as Exhibits 99.5 and 99.6, respectively, and are incorporated herein by reference in their entirety.

Item 4. Purpose of Transaction.

Item 4 is hereby amended and supplemented by adding the following at the end thereof:

The Reporting Persons’ response to Item 3 is incorporated by reference into this Item 4.

Except as disclosed in this Schedule 13D, the Reporting Persons currently have no plans or proposals that relate to or would result in any transaction, event or action enumerated in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons and their representatives may from time to time engage in discussions with members of management, and the special committee of the board of directors of the Issuer, other current or prospective shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals and other third parties regarding a variety of matters relating to the Issuer, which may include, among other things, the Issuer’s business, management, capital structure and allocation, corporate governance, Board composition and strategic alternatives and direction, as well as pursue other plans or proposals that relate to or could result in any of the matters set forth in clauses (a)-(j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety with respect to each Reporting Person to read as follows:

(a)-(b) The responses of each Reporting Person to Rows (7) through (13) of the cover pages of this Schedule 13D are hereby incorporated by reference in this Item 5.

Because of the arrangements in the Consortium Agreement and the deeds of adherence, the Reporting Persons and the other Consortium Members (including General Atlantic Singapore Fund Pte. Ltd., Evenstar Master Fund SPC for and on behalf of Evenstar Master Sub-Fund I Segregated Portfolio, and Evenstar Special Situations Limited) that beneficially own Class A Ordinary Shares (including Class A Ordinary Shares represented by ADSs) and/or Class B Ordinary Shares may be deemed to have formed a “group” for purposes of Section 13(d)(3) of the Act.

Collectively, the Consortium may be deemed to beneficially own (i) an aggregate of 55,052,139 Class A Ordinary Shares, including Class A Ordinary Shares represented by ADSs, representing 78.8% of outstanding Class A Ordinary Shares, and (ii) an aggregate of 25,391,206 Class B Ordinary Shares, representing 100% of outstanding Class B Ordinary Shares. Each Class B Ordinary Share is convertible at the option of the holder into one Class A Ordinary Share. The Consortium may be deemed to beneficially own approximately 84.4% of the total number of outstanding Class A Ordinary Shares (including the number of Class B Ordinary Shares convertible into Class A Ordinary Shares). Each Class B ordinary share is entitled to ten votes per share, whereas each Class A ordinary share is entitled to one vote per share. The Consortium may be deemed to beneficially own the Shares representing approximately 95.4% of the total voting power of the Company. The Shares issuable upon the exercise of options or vesting of restricted shares of the Company within 60 days following November 25, 2022 are included for purposes of calculation in this paragraph.

Except as otherwise stated herein, each Reporting Person expressly disclaims beneficial ownership of the Class A Ordinary Shares and Class B Ordinary Shares beneficially owned by any other Reporting Persons or other parties to the Consortium Agreement. The Reporting Persons are only responsible for the information contained in this Schedule 13D and assume no responsibility for information contained in any other Schedules 13D filed by any other reporting person(s) or other parties to the Consortium Agreement.

(c)       Except as set forth in Items 4 and 5, no transactions in any of the shares or ADSs of the Issuer have been effected by the Reporting Persons during the past sixty days.

(d)       Except as set forth in this Item 5(a)-(b), to the knowledge of the Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class A Ordinary Shares and Class B Ordinary Shares beneficially owned by the Reporting Persons.

(e)       Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer.

Item 6 is hereby amended and supplemented by adding the following at the end thereof:

The Reporting Persons’ response to Item 3 is incorporated by reference into this Item 6.

Except as described above or elsewhere in this Schedule 13D or incorporated by reference in this Statement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons or, to the best of their knowledge, any of the persons named in Schedule A to the Original Schedule 13D and any other person with respect to any securities of the Company, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Materials to be Filed as Exhibits.

Item 7 is hereby amended and supplemented by adding the following exhibits:

Exhibit 99.5:	Deed of Adherence by Evenstar Master Fund SPC for and on behalf of Evenstar Master Sub-Fund I Segregated Portfolio, dated November 25, 2022
Exhibit 99.6	Deed of Adherence by Evenstar Special Situations Limited, dated November 25, 2022

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 25, 2022

FANG HOLDINGS LIMITED

By:	/s/ Jiangong Dai
	Name:	Jiangong Dai
	Title:	Chairman of the Board

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 25, 2022

TIANQUAN MO

By:	/s/ Tianquan Mo
	Name:	Tianquan Mo

ACE SMART INVESTMENTS LIMITED

By:	/s/ Tianquan Mo
	Name:	Tianquan Mo
	Title:	Director

KARISTONE LIMITED

By:	/s/ Tianquan Mo
	Name:	Tianquan Mo
	Title:	Director

OPEN LAND HOLDINGS LIMITED

By:	/s/ Tianquan Mo
	Name:	Tianquan Mo
	Title:	Director

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 25, 2022

MEDIA PARTNER TECHNOLOGY LIMITED

By:	/s/ Tianquan Mo
	Name:	Tianquan Mo
	Title:	Authorized Signatory

NEXT DECADE INVESTMENTS LIMITED

By:	/s/ Tianquan Mo
	Name:	Tianquan Mo
	Title:	Authorized Signatory

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 25, 2022

JIANGONG DAI

By:	/s/ Jiangong Dai
	Name:	Jiangong Dai

TRUE KNIGHT LIMITED

By:	/s/ Jiangong Dai
	Name:	Jiangong Dai
	Title:	Director

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 25, 2022

Shan Li

By:	/s/ Shan Li
	Name:	Shan Li

Digital Link Investments Limited

By:	/s/ Shan Li
	Name:	Shan Li
	Title:	Director